Exhibit 99.3

Global Green Matrix Corp.
943 Canso Drive Gabriola
Island, BC V0R 1X2

January 20, 2012

I-DES Inc.	DryVac Services Canada Inc.
864 St. Francis Way	#203, 200 Barclay Parade SW
Rio Vista, CA 94571	Calgary, AB T2P 4R5

Dear Sirs:
•  RE: Amendment to Distributor License Agreement

WHEREAS Global Green Matrix Corp. (“Global Green”), I-DES Inc. (“I-DES”) and DryVac Services Canada Inc. (“DryVac”) are parties to a distributor license agreement dated effective December 21, 2011 (the “Distributor License Agreement”) pursuant to which Global Green was granted by I-DES and DryVac the exclusive rights to sell DryVac units in Canada.

AND WHEREAS Global Green I-DES and DryVac wish to grant additional rights to Global Green to sell DryVac units in the State of Utah, USA.

NOW THEREFORE in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, Global Green, I-DES, and DryVac agree as follows:

1The parties agree that the definition of “Territory” in the Distributor License Agreement shall be amended to add the entire state of Utah, USA.

2The parties acknowledge and agree that Global Green will be obligated to pay an additional distribution fee in consideration of adding Utah to the Territory of US$150,000, such payment to be made directly to I-DES on the date of this agreement

3Except as amended by this agreement, the Distributor License Agreement is declared by the parties to be in full force and effect.

4This letter agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors, receivers, receiver-managers, trustees and permitted assigns.

5This letter agreement, and other agreements contemplated herein, shall be governed in all respects, including validity, interpretation and effect, by laws of Alberta and the undersigned hereby irrevocably attorn to the jurisdiction of the Courts of the Province of Alberta in respect of any matter arising hereunder or in connection herewith.

6This letter agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date above written.

If the foregoing is in accordance with your understanding and is agreed to by you, would you kindly signify your acceptance hereof by signing a copy of this letter and returning the same to Global Green.
Yours Truly,

Global Green Matrix Corp.

Per: “Signed”____________________
Randy Hayward President

Accepted and Agreed to this 19th day of January, 2012

I-DES Inc.

Per: “Signed”____________________
Name: Steve D. Rosenthal Title: COO

Accepted and Agreed to this 19th day of January, 2012

DryVac Services Canada Inc.

Per: “Signed”____________________
Name: Steve D. Rosenthal
Title: President